SMIC Interim Results: Double-Digit Growth in First Two Quarters

SHANGHAI, Aug. 30, 2012 /PRNewswire-Asia/ — Major international semiconductor foundry Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) today released its unaudited results for the six months ended June 30, 2012.

Taking advantage of better-than-expected growth opportunities in the global semiconductor market, SMIC achieved stable growth in the first half of the year. Sales in the first half totaled US$755 million, an improvement of 4.4% compared to the same period last year. Moreover, SMIC realized double-digit revenue growth in both quarters of the first half, twice revising its forecasts upwards. The company made a gross profit of US$141.6 million in the first half, an increase of 18.9% from the same period last year; gross margin stayed in the double digits and continued healthy growth. In the second quarter of this year, SMIC attained the highest quarterly revenue in its history and reverted to a positive operating profit and net profit. The company’s utilization rate climbed to 95.2% in the second quarter of 2012, up from 65.6% in the fourth quarter of last year.

SMIC’s recent progress shows the positive results of a series of ongoing measures taken by the new management team to increase utilization, raise operating efficiency, and strengthen customer service. SMIC CEO and Executive Director Tzu-Yin Chiu explained, “On one hand, we have worked hard on our strategy of product line differentiation to increase the value and average selling price of the products we make, by using our unique strengths and technology resources to manufacture at higher standards with smaller die sizes and lower power consumption. This allows us to better satisfy customer requirements and pursue markets where we are more competitive and can earn higher margins. Our 8-inch lines in Shanghai have been operating at very high utilization rates this year, which shows the steady progress of this initiative. On the other hand, the performance of our advanced 12-inch process technology has also been outstanding; 65/55nm revenue rose to contribute a third of our wafer revenue in the second quarter, and 45/40nm revenue is targeted to climb in the second half of the year. Our research and development on 28nm and below is ongoing, and we will continue to strengthen our position as mainland China’s leading semiconductor foundry, even as we close the gap with global industry leaders.”

Dr. Chiu expressed confidence regarding the second half of 2012, saying, “We are pleased with the progress we have made so far this year. Looking ahead to the second half, we believe that our improved quality, greater operational efficiency, product differentiation, and shorter turnaround times, as well as our solidified partnerships with international and domestic customers, will make us the preferred foundry service provider in China for the long term.”

The complete unaudited interim results announcement can be found at
www.smics.com/attachment/20120830180201001492496       en.pdf

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact

Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

Chinese Contact

Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

Investor Contact
Investor Relations
Tel: +86-21-3861-0000 x12804
Email: IR@smics.com